EXHIBIT 99-4

Consent of KPMG LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Suncor Energy Inc.

We, KPMG LLP, consent to the use of our report, dated February 23, 2022, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this Annual Report on Form 40-F.

We, KPMG LLP, also consent to the incorporation by reference of such report in the Registration Statements on Form S-8 (No. 333-87604, No. 333-112234, No. 333-118648, No. 333-124415, No. 333-149532, No. 333-161021 and No. 333-161029) and on Form F-10 (No. 333-238618) of Suncor Energy Inc.

“KPMG LLP”

Chartered Professional Accountants

Calgary, Canada

February 24, 2022